SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2003

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

                        Net Serviços de Comunicação S.A.
                         CNPJ/MF n° 00.108.786/0001-65
                             NIRE n° 35.300.177.240
                                 Public Company
              Rua Verbo Divino n° 1.356 - 1st floor, São Paulo-SP

                                 RELEVANT NOTICE

Net Serviços de  Comunicação  S.A.  ("Company"),  a publicly held company,  with its headquarters located in the City and State of São Paulo, at Rua Verbo  Divino n.  1,356,  1st  floor,  Chácara  Santo  Antônio, enrolled under the CNPJ/MF (Tax ID)#  00.108.786/0001-65,  discloses herein, the following relevant notice:

As released in the Relevant  Notice dated November  12th,  2002, the Company has received a note from The Nasdaq Stock Market, Inc.,  "Nasdaq",  stating that the
Company  no  longer  complies  with  Listing  Rule # 4450(a)  (5) of The  Nasdaq
National  Market.  According to this note,  the bid price of the Company's  ADRs should remain above US$1.00 for at least 10 consecutive trading days.

On  December  27th,  2002,   Nasdaq's   requirement  was  fulfilled  and,  as  a
consequence,  the Company received another note from Nasdaq,  dated January 2nd,
2003,  informing  that  the  Company  was in  compliance  and  that its ADRs can continue  being traded at The Nasdaq  National  Market.  If the Company fails to comply with that Rule in the future,  Nasdaq will notify the Company  again and, if the  new  requirement  is not  fulfilled  by  then,  the  securities  will be transferred to the Nasdaq SmallCap Market.

                          São Paulo, January 8th, 2003

                            Leonardo P. Gomes Pereira
                 Investor Relations and Chief Financial Officer
                        Net Serviços de Comunicação S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 9, 2003

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.